WAL-MART	WAL-MART STORES, INC. CORPORATE OFFICE 702 S.W. 8TH STREET BENTONVILLE, AR 72716 PHONE (479) 273-4000

Steven P. Whaley

Senior Vice President and Controller

January 15, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed March 27, 2007
File No. 1-6991

Dear Mr. Moran:

This letter is in response to your letter dated December 20, 2007, addressed to Mr. H. Lee Scott, Jr., President and Chief Executive Officer of Wal-Mart Stores, Inc. For ease of reading, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

Capital Resources, page 11

1.	In future filings please expand the agency ratings discussion to include the relevant required disclosures in Item 10(c)(1)(i)(B) of Regulation S-K or tell us why this is not applicable.

In future filings, we will make the following statement supplemental to our rating agency disclosure:

“The rating agency ratings above are not recommendations to buy, sell or hold securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating.”

We have considered the additional disclosures discussed in Item 10(c)(1)(i)(B), but have concluded not to make those additional disclosures in our filings because that information is readily available to investors as each of the ratings disclosed were issued by a Nationally Recognized Statistical Rating Organization.

Consolidated Statements of Income, page 17

2.	Please tell us what consideration you have given to SAB Topic 8.A with respect to disclosing your rental income and accounting for leased departments within all store formats. Please advise us of the materiality of the leased departments in comparison to your consolidated results of operations for the periods presented.

In many of our stores we lease certain limited space to third parties. In consideration of SAB Topic 8.A and in accordance with Statement of Financial Accounting Standard No. 13, we have accounted for these rentals as tenant lease revenue. Tenant lease revenue is reported in the “Membership and other income” line of the revenue section of our Consolidated Income Statement. We do not have leased departments or leased space where we include the retail sales of the lessee as revenue.

We have not provided the disclosures required by SFAS 13 with respect to these leasing activities as we do not consider these leasing arrangements to be a significant part of our business activities. For the three years presented, our tenant lease revenue in relation to our total revenues was as follows:

(Amounts in millions)	Fiscal Year
	2007	2006	2005
Tenant lease revenue	$790	$740	$741
Total Revenues	$348,650	$312,101	$284,310
Tenant lease revenue as a % of Total Revenues	0.2%	0.2%	0.3%

Based on the above, we do not view our tenant lease revenue as being material to our financial statements or as warranting separate disclosure.

Notes to Consolidated Financial Statements, page 21

1 Summary of Significant Accounting Policies, page 21

Pre-Opening Costs, page 24

3.	Please disclose your accounting treatment for costs of remodeling and converting discount stores to super centers and explain how this treatment differs from your pre-opening costs policy, if at all. In this regard, if you accrue or capitalize any costs explain why these costs appreciably extend the life, increase the capacity, or improve the efficiency of the property. Also tell us the amount of the costs deferred in the period presented.

Our accounting treatment with respect to new stores or stores that have been remodeled or converted to supercenters is to: (i) only capitalize costs related to long-lived assets and (ii) expense other costs, including pre-opening costs for new stores or similar costs, if any, for stores that have been remodeled or converted to supercenters, which, by their nature, are period costs and are expensed as incurred. In future filings, we will clarify our accounting policy for pre-opening costs to reflect that similar costs, if any, related to remodeled or converted stores are also expensed as incurred.

Notes to Consolidated Financial Statements, page 21

1 Summary of Significant Accounting Policies, page 21

11 Segments, page 38

4.	In the first paragraph on page 16 of Form 10-Q for the quarterly period ended October 31, 2007, you disclosed plans to moderate capital investment for U.S. super centers. Please explain in detail how your chief operating decision maker (CODM) is able to execute the expansion strategy for super centers if you do not separately assess the performance of super centers, traditional discount and all other stores within the Wal-Mart Stores segment. Include in your consideration that you also announced you will not moderate your capital investment plans for the Sam’s Club and International segments.

Our chief operating decision maker (CODM) is Lee Scott, our President and Chief Executive Officer. The CODM allocates capital to the Wal-Mart Stores, Sam’s Club and International segments at the segment level. Within the Wal-Mart Stores segment, segment management, led by Eduardo Castro-Wright, Executive Vice President of Wal-Mart Stores, Inc., and President and Chief Executive Officer of the Wal-Mart Stores Division, executes the segment’s capital investment strategy. In doing so, Wal-Mart Stores segment management allocates its capital resources to those projects that are projected to generate the highest returns.

Our prior disclosure about the level of capital investment focused on: (i) a reduction in the Company’s overall level of capital investment and (ii) the fact that such reduction was attributable to a decrease in planned capital investment for supercenters within the Wal-Mart Stores segment. Further, we disclosed that there would be no effect on the planned capital investment in the Sam’s Club and International segments.

So that we may better understand how you determined it was appropriate to aggregate the various store formats and why the Wal-Mart Stores segment complies with the requirements of SFAS no. 131 and Item 101(C)(1)(i) of Regulation S-K, please also provide us the following:

We would like to advise the staff that since the adoption of SFAS 131 the Company has determined that the individual store formats within the Wal-Mart Stores segment are not separate operating segments. Rather, we have determined that, consistent with the principles of SFAS 131, the Wal-Mart Stores operating unit is a single operating segment. This determination is based on the following:

•	For purposes of assessing performance and allocating resources, the CODM regularly reviews only the operating results of the Wal-Mart Stores operating unit at the segment level.

•

Mr. Castro-Wright reports directly to the CODM and serves as the segment manager for the Wal-Mart Stores segment. He is directly accountable for the operation and performance of the Wal-Mart Stores segment and is responsible for how the capital resources of the segment are used. He maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, and plans for the operating unit.

•

It is also important to note that the organizational structure of the Wal-Mart Stores segment is based on functional job responsibilities covering all store formats and not by individual store formats. For example, merchandising for all formats is led by an Executive Vice President, Chief Merchandising Officer, and operations for all formats is led by an Executive Vice President, Chief Operating Officer, both reporting directly to Mr. Castro-Wright. Additionally, all management below these officers and down to the store level are similarly organized by functional job responsibility. Incentive compensation programs for members of management (other than the compensation of individual store managers) are also based upon the operating results of the Wal-Mart Stores segment and not by format type. The primary variance among store formats is the square footage of the box and depth and breadth of product assortment. The formats are closely integrated as to the nature, type and pricing of products, as well as the type or class of customer.

•	A representative sample of the monthly internal reports made available to the CODM that reports operating results;

We are providing this material to you separately as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

•	A representative sample of budget and forecast reports used by the CODM to allocate resources and assess operations, as applicable;

We are providing this material to you separately as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

•	A representative sample of the financial reports provided to the Board of Directors;

We are providing this material to you separately as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

•	A summary of the factors in your analysis and consideration when making decisions regarding relocation, expansion or conversion of traditional discount stores into super centers;

We are providing this material to you separately as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

•	A summary of the capital expenditure strategy for each of the reportable segments; and

Our current capital expenditure strategy in the Wal-Mart Stores segment is to continue the expansion of stores in the U.S., but at a more moderate pace. In executing this capital investment strategy, we will continue to open, remodel and convert stores in order to improve the customer experience, grow our brand and market share, and maximize return on investment. In the Sam’s Club segment, our current capital expenditure strategy is to continue to build, relocate and expand clubs in the U.S. at a consistent rate. In the International segment, our current capital expenditure strategy is to continue the development of stores in all the International markets we serve, as well as grow through acquisition where appropriate.

•

A detailed response explaining why traditional discount stores and super centers exceeds both the quantitative thresholds and displays similar economic characteristics permitting aggregation into one reportable segment.

As we have determined that the traditional discount stores and supercenters are not separate operating segments as noted above, we do not view the information requested as being applicable.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or need further information, please contact me at (479) 204-8263.

Sincerely,

/s/ Steve Whaley

Steve Whaley

Senior Vice President and Controller

Wal-Mart Stores, Inc.

cc:	Audit Committee of the
Board of Directors,
Wal-Mart Stores, Inc.

H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.